Exhibit 99.1

AxoGen, Inc. Reports Record 2012 Revenues

Full Year 2012 Highlights

•	Revenue for full year 2012 increased 59% to $7.69 million from $4.85 million for full year 2011

•	Gross profit for full year 2012 increased $3.31 million, or 136%, to $5.73 million compared with full year 2011

•	Gross margins for full year 2012 were 75%

Fourth Quarter 2012 Highlights

•	Revenue for 4Q12 was $2.04 million, a 50% increase over 4Q11.

•	Gross profit for 4Q12 was $1.58 million versus $0.83 million for 4Q11.

ALACHUA, FL – March 12, 2013 – AxoGen, Inc. (OTCBB: AXGN) a leading regenerative medicine company focused on the commercialization of proprietary products and technologies for peripheral nerve reconstruction and regeneration, today reported revenues for the year ended December 31, 2012 of $7.69 million, a 59% increase over the $4.85 million reported during the same period in 2011. In addition, the Company reported a net loss for 2012 of $9.42 million, or ($0.85) per common share, compared to a net loss of $10.25 million, or ($2.77) per common share, reported during the same period in 2011.

“AxoGen’s revenue growth is an affirmation of market demand and the direct result of an increase in the number of surgeons and hospitals using our peripheral nerve repair technologies,” stated Karen Zaderej, Chief Executive Officer of AxoGen. “Our strategy is to provide education and clinical evidence to surgeons on the value of new peripheral nerve treatment options to drive adoption of our products. That strategy was evident with the publication of data for Avance® Nerve Graft from the Ranger® Study in two leading, peer-reviewed journals, Microsurgery and The Journal of Hand Surgery. Further, expanded data from the RANGER® Study was presented at the American Association for Hand Surgery conference in January 2013, which received strong visibility among hand surgeons.”

Ms. Zaderej continued, “In 2012, we successfully completed a $20.8 million financing with PDL that strengthened our balance sheet, and provided the funds to expand training of our sales team, to increase our marketing efforts and add additional sales associates. We believe these initiatives position AxoGen well for acceleration of growth in 2013.

Revenue

Revenues for the year ended December 31, 2012 increased 59% to approximately $7,692,00 as compared to approximately $4,849,000 for the year ended December 31, 2011 principally due to a greater number of customers utilizing AxoGen products.

Gross Profit

Gross profit for the year ended December 31, 2012 reached $5.73 million, a 136% increase, compared to $2.42 million for the same period in 2011. This increase is due, in part, to increased revenues and gross margins, and not incurring the $0.8 million in inventory and raw-materials write-offs experienced in 2011. Also, in 2011 we had higher processing and testing fees, travel costs and temporary labor costs due to the resumption of the manufacturing of Avance® Nerve Graft that were not incurred in 2012. Gross profit margin for 2012 was 75%.

Sales and Marketing Expenses

Sales and marketing expenses increased 57.2% to approximately $6,884,000 for the year ended December 31, 2012 as compared to approximately $4,379,000 for the year ended December 31, 2011. This increase was primarily due to expanded marketing activity and an increase in the number of direct representatives. As a percentage of revenues, sales and marketing expenses were 89.4% for the year ended December 31, 2012 compared to 90.3% for the year ended December 31, 2011. Sales and marketing expenses as a percentage of revenue remaining flat between yearly periods was primarily a result of revenue increases in 2012 being offset by increased expenses.

General and Administrative Expenses

General and administrative expenses increased 21.0% to approximately $5,221,000 for the year ended December 31, 2012 as compared to approximately $4,316,000 for the year ended December 31, 2011. As a percentage of revenues, general and administrative expenses decreased to 67.9% for the year ended December 31, 2012 compared to 89.0% the year ended December 31, 2011. The increase in aggregate dollars spent was a result of hiring and costs related to being a public company, offset by a savings in certain professional fees and finance costs. As a percentage of revenue, general and administrative expenses decreased as the increase in aggregate dollars spent was absorbed by the increase in revenues.

Research and Development

Research and development expenses increased to approximately $1,427,000 in the year ended December 31, 2012 as compared to approximately $697,000 for the year ended December 31, 2011. Development includes AxoGen’s clinical efforts and other investments in data that help support the value of our products. A large portion of the increase in research and development expenses from 2011 to 2012 related to expenditures for such clinical activity.

Financial Liquidity

At December 31, 2012, the Company had approximately $13.91 million in cash and cash equivalents and approximately $21.58 million in long-term debt outstanding.

On October 5, 2012, the Company entered into a Revenue Interests Purchase Agreement with PDL BioPharma Inc., under which the Company received $20.8 million in cash, certain proceeds of which were used to repay existing debt and expenses related to the transaction.

Greg Freitag, AxoGen’s CFO and General Counsel stated, “The PDL transaction provided capital to the Company without the issuance of any dilutive equity. By leveraging this capital into our sales and marketing organization, we expect to see the continued

increase of shareholder value. The structure of the PDL transaction was intended to maximum available funds in the near term and allow for flexibility in the longer term.”

Earnings Call Information

As previously announced, AxoGen, Inc. management will review its year end 2012 and fourth quarter 2012 financials during a conference call scheduled for March 13, 2013 at 10:00 AM Eastern Time. The conference call information is as follows:

Conference dial-in:	877-709-8150
International dial-in:	201-689-8354
Conference Name:	AxoGen 2012 Fourth Quarter & Year End Results
Conference ID:	00409696
Conference Call Webcast:	www.axogeninc.com/investors.html

Following the live call, a replay will be available on the Company’s website, www.axogeninc.com, under the “Investors” page.

About AxoGen, Inc.

AxoGen (OTCBB: AXGN) is a regenerative medicine company dedicated to advancing the science and commercialization of peripheral nerve repair solutions. The Company’s innovative approach to regenerative medicine has resulted in first-in-class products that will define their product categories. AxoGen’s products offer a full suite of surgical nerve reconstruction solutions including Avance® Nerve Graft, the only commercially available processed nerve allograft for bridging severed nerves without the comorbidities associated with a second surgical site, AxoGuard® Nerve Connector, a porcine submucosa ECM coaptation aid for tensionless repair of severed nerves, and AxoGuard® Nerve Protector, a porcine submucosa ECM product used to wrap and protect injured peripheral nerves and reinforce coaptation sites while preventing soft tissue attachments. For more information, visit our website at www.axogeninc.com.

AxoGen is the parent of its wholly owned operating subsidiary, AxoGen Corporation. AxoGen’s principal executive office and operations are located in Alachua, FL. To receive email alerts directly from AxoGen, please click here www.axogeninc.com/emailalerts.html.

Cautionary Statements Concerning Forward-Looking Statements

This Press Release contains “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or predictions of future conditions, events or results based on various assumptions and management’s estimates of trends and economic factors in the markets in which we are active, as well as our business plans. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “projects”, “forecasts”, “continue”, “may”, “should”, “will” variations of such words and similar expressions are intended to identify such forward-looking statements. The forward-looking statements may include, without limitation, statements regarding product development, product potential, financial performance, sales growth, product adoption, market awareness of our products and data validation. The forward-looking statements are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the statements. Forward-looking statements in this release should be evaluated together with the many uncertainties that affect AxoGen’s business and its market, particularly those discussed in the risk factors and cautionary statements in AxoGen’s filings with the Securities and Exchange Commission. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those projected. The forward-looking statements are representative only as of the date they are made, and AxoGen assumes no responsibility to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

COCKRELL GROUP Rich Cockrell, President 877.889.1972 Investorrelations@thecockrellgroup.com cockrellgroup.com	AxoGen, Inc. Greg Freitag, Chief Financial Officer 386.462.6856 InvestorRelations@AxoGenInc.com www.axogeninc.com

AXOGEN, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

	December 31,	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$13,907,401	$8,190,781
Accounts receivable	1,050,089	797,654
Inventory	3,151,109	1,760,540
Prepaid expenses and other	187,256	133,500

Total current assets	18,295,855	10,882,475
Property and equipment, net	108,534	247,824
Goodwill	—	169,987
Intangible assets	573,731	899,480
Deferred financing costs	1,252,443	295,276

	$20,230,563	$12,495,042

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$1,479,752	$1,585,100
Current portion of long-term debt	—	434,734

Total current liabilities	1,479,752	2,019,834
Long-term debt	—	4,403,737
Note Payable – Revenue Interest Purchase Agreement	21,580,252	—

Total liabilities	23,060,004	6,423,571

Shareholders’ equity (deficit):
Common stock, $.01 par value; 50,000,000 shares authorized; 11,122,573 and 11,062,188 shares issued and outstanding	111,226	110,622
Additional paid-in capital	54,908,226	54,391,784
Accumulated deficit	(57,848,893)	(48,430,935)

Total shareholders’ equity (deficit)	(2,829,441)	6,071,471

	$20,230,563	$12,495,042

AXOGEN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2012 and 2011

	2012	2011
Revenues	$7,691,704	$4,849,470
Cost of goods sold	1,961,877	2,426,544

Gross profit	5,729,827	2,422,926
Costs and expenses:
Sales and marketing	6,883,953	4,378,694
Research and development	1,427,211	697,355
General and administrative	5,220,599	4,315,604

Total costs and expenses	13,531,763	9,391,653

Loss from operations	(7,801,936)	(6,968,727)

Other income (expense):
Interest expense	(1,391,342)	(1,094,657)
Interest expense – deferred financing costs	(986,844)	(1,223,126)
Change in fair value of warrant liability	—	62,305
Other income	23,972	4,985

Total other income (expense)	(2,354,214)	(2,250,493)
Loss before income taxes	(10,156,150)	(9,219,220)

Income tax benefit	738,192	—
Net Loss	(9,417,958)	(9,219,220)

Preferred Stock dividends (assumes all paid)	—	(1,028,351)

Net loss available to common shareholders	$(9,417,958)	$(10,247,571)

Weighted Average Common Shares outstanding – basic and diluted	11,089,425	3,697,390

Loss Per Common share – basic and diluted	$(0.85)	$(2.77)

AXOGEN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:
Net loss	$(9,417,958)	$(9,219,220)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	187,749	273,528
Amortization of intangible assets	127,080	67,147
Loss on impairment	299,654	—
Loss on abandonment of license	147,826	—
Amortization of deferred financing costs	352,667	1,223,126
Amortization of debt discount	161,529	23,643
Stock-based compensation	495,077	250,044
Directors Stock Compensation	—	15,000
Stock grant for service	21,375	—
Cancellation of shares	(14,999)	—
Change in fair value of warrant liability	—	(62,305)
Interest added to note payable	780,252	55,562
Change in assets and liabilities:
Accounts receivable	(252,435)	(368,954)
Inventory	(1,390,570)	142,249
Prepaid expenses and other	(53,757)	20,070
Accounts payable and accrued expenses	(105,348)	500,820

Net cash used for operating activities	(8,661,858)	(7,079,290)

Cash flows from investing activities:
Purchase of property and equipment	(48,459)	(20,610)
Acquisition of intangible assets	(78,825)	(68,856)
Cash acquired with Merger	—	7,201,638

Net cash (used for) provided by investing activities	(127,284)	7,112,172

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	10,500,000
Proceeds from issuance of note payable	15,961,294	—
Proceeds from issuance of common stock	—	1,000,000
Repayments of long-term debt	(161,292)	(4,732,857)
Debt issuance costs	(1,309,834)	(434,772)
Proceeds from exercise of stock options	15,652	26,480
Merger	(58)	—

Net cash provided by financing activities	14,505,762	6,358,851

Net increase in cash and cash equivalents	5,716,620	6,391,733
Cash and cash equivalents, beginning of year	8,190,781	1,799,048

Cash and cash equivalents, end of period	$13,907,401	$8,190,781

Supplemental disclosures of cash flow activity:
Cash paid for interest	$649,108	$1,029,753
Supplemental disclosure of non-cash investing and financing activities:
Payments of long term debt with proceeds from note payable	$4,838,706	$—
Conversion of preferred stock, convertible debt and accrued interest into common stock		21,497,955
Accretion of dividends of Series B preferred stock	—	292,330
Accretion of dividends of Series C preferred stock	—	515,577
Accretion of dividends of Series D preferred stock	—	220,444
Preferred stock dividend payable forfeited with the Merger	—	7,076,729
Warrant Liability forfeited with the Merger	—	2,607,510
Debt discount related to warrants issued with debt	—	173,736
Net assets acquired on Merger	—	11,847,916
Note and accrued interest retired with the Merger	—	4,555,562
Directors stock compensation included in prepaid expenses	—	60,000